EXHIBIT 6.8

Brookhaven Airport NY 631.772.6677 Milan – Dublin - London

October 17 2016

Agreement

This agreement is between Stealth Air Corp. (SAC) of Brookhaven Airport Shirley NY, an aviation company that produces aerial data using their proprietary UAVs and UAV software and City Wide Roofing or CWR, a roofing repair and replacement company of Philadelphia, P.A.

CWR wishes to engage SAC for roof and specific building component inspections where as CWR will supply SAC with specific addresses where UAVs will be deployed to execute these inspections. The inspections will be performed by licensed UAV pilots and will obtain any required licenses or approvals required to perform these inspections.

The UAVs performing this task will be armed with high–def cameras, thermal imaging and radar technologies in order to capture data necessary for the evaluation of surface and sub surface damage to a given roof.

The technology used will be;

Stealth Air HP-1800 UAV

Canon high definition cameras.

FLIR high value imaging thermal cameras

FLIR light radar

SAC will deliver to CWR a visual report with accommodating information necessary to assist in the estimation of damage or general condition of the surface as well as sub-surface. In return, CWR will pay SAC $450.00 per hour with a minimum of one eight to ten-hour day or as light & weather conditions permit. A billable hour is determined from the time of deployment and includes travel time between buildings.

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SAC will, if applicable and possible, survey surrounding buildings not deemed “clients” and secure sample scanning of the roof for future sales opportunity. These flights will be conducted at the discretion of SAC.

SAC will deploy technology known to be of the highest caliber and capable of delivering the information as necessary. The reports will include but not be limited to the High definition video of roof surface, parapet walls and seams, capping and other “weak spots”.

SAC will never engage with the owner or management of the CWR Client unless otherwise requested but will identify themselves as inspectors for CWR if approached.

SAC reserves the right to fly or not fly using its own discretion based on several parameters which includes FAA restrictions, high risk situations, inclement weather or any reason the operator and or SAC deem a flight “high risk”.

This agreement can be executed with a 4-hour deposit and terminated in writing after 30 hours per month days 6 months. Special Rate applies $450.00 per hour (10 Hour contract)

Total Deposit = $1,800.00

Total Contract = $4,500.00

Rates are based on Hourly contract

1 to 3 Hour Contract = $1,500.00 per Hour rate

4 to 6 Hour Contract = $1,300.00 per Hour rate

7 to 10 Hour contract = $850.00 per Hour rate

Monthly 30 hours per month = $15,000.00

Annual Contract = 360 hours = $120,000.00

All Contracts require 50% deposit

Ezra J. Green CEO
Stealth Air Corp	City Wide Roofing

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